2007 Income and Capital Ga
Every year, mutual funds must distribute to shareholders any net invest satisfy the requirements of the Internal Revenue Code applicable to mut Record Date: December 17, 2007 Ex-Dividend Date: December 18, 2007 Payable Date: December 18, 2007 Reinvest Date: December 18, 2007 Meridian Growth Fund Meridian Ticker MERDX MV Cusip 589619-10 5 58961 Income Distribution $0.0549 $ 0
Short-Term Capital Gain $0.4069 $ 1
Long-Term Capital Gain $3.1746 $ 4
Total $3.6364 $ 6
Dated 12/18/2007 Investment Philosophy | Open an Account | Sharehold Short Term Trading | Disclosure of Portfolio Holdings | P Policy